Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals Inc.

Commission File No. 333-134438

On July 27, 2006, Infinity Pharmaceuticals, Inc. issued a press release announcing publication of an article in the Journal of Medicinal Chemistry regarding Infinity’s lead oncology drug candidate, IPI-504. The text of the press release is as follows:

FOR IMMEDIATE RELEASE

CURRENT ISSUE OF JOURNAL OF MEDICINAL CHEMISTRY HIGHLIGHTS

ADVANTAGES OF INFINITY’S LEAD ONCOLOGY DRUG CANDIDATE, IPI-504

— Proprietary, water-soluble inhibitor of Heat shock protein 90 (Hsp90), an important target for molecular cancer therapy —

CAMBRIDGE, Mass. – July 27, 2006 – Infinity Pharmaceuticals, Inc., announced today that the Journal of Medicinal Chemistry (Volume 49, Issue 15 (July 27, 2006), pages 4606-4615), an official peer-reviewed journal of the American Chemical Society, has published a paper describing Infinity’s novel, water-soluble Hsp90 inhibitor, IPI-504, for the treatment of a broad range of cancers. IPI-504, Infinity’s lead oncology drug candidate, is currently being evaluated in two separate Phase I clinical trials for the treatment of multiple myeloma and gastrointestinal stromal tumors (GIST).

“This publication demonstrates what we believe is the innovative power of Infinity’s chemistry expertise in small molecule drug discovery,” said James Porter, Ph.D., corresponding and co-lead author with Jie Ge, Ph.D. and Emmanuel Normant, Ph.D., all members of Infinity’s IPI-504 project team. “The discovery and development of IPI-504 represents a great accomplishment by the entire IPI-504 team and exhibits an exemplary interdisciplinary effort by all to identify and characterize this potent inhibitor of Hsp90.”

“The discovery of a water-soluble derivative of 17-AAG (17-Allylamino-17-demethoxy-geldanamycin) represents a significant breakthrough in Hsp90 inhibition,” said Julian Adams, Ph.D., Infinity’s President and Chief Scientific Officer. “The 17-AAG pharmacophore, while a potent inhibitor of Hsp90, historically has suffered from pharmacological deficiencies — including poor solubility — which have necessitated the use of complex organic formulations with inherent patient safety concerns. The availability of a potent, water-soluble derivative of 17-AAG allows

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Infinity, for the first time, to test the true potential of 17-AAG and its derivatives in inhibiting Hsp90, an important cancer target.”

Overview of Published Paper

The published paper describes the discovery of IPI-504, a highly soluble hydroquinone hydrochloride salt of 17-AAG. The paper delineates the synthesis, biochemical binding affinity to Hsp90, and cellular activity of IPI-504. The hydroquinone hydrochloride salt is a potent inhibitor of Hsp90 and its excellent aqueous solubility addresses the pharmaceutical deficiencies historically associated with 17-AAG. In addition, although the molecule was designed to be a soluble prodrug of 17-AAG, it was found to be an active, more potent inhibitor of Hsp90. Various hydroquinone analogs of 17-AAG and its metabolites were also prepared to investigate the structure activity relationship of hydroquinone binding to Hsp90.

About IPI-504

IPI-504 is Infinity’s novel, proprietary agent that has demonstrated in preclinical studies the ability to potently and selectively inhibit Hsp90, thereby killing cancer cells. IPI-504 preferentially targets and accumulates in tumor tissues, sparing healthy tissues. In preclinical studies, it has demonstrated a broad potential to treat a variety of cancers as both a single agent as well as in combination with existing anti-cancer drugs. IPI-504 is currently delivered in a [patient-friendly], water-based formulation.

Infinity is currently conducting two Phase I clinical with intravenous formulations of IPI-504. In July 2005, Infinity initiated the first of these Phase I clinical trials in refractory multiple myeloma. In December 2005, Infinity initiated the second Phase I clinical trials with IPI-504 in refractory gastrointestinal stromal tumors (GIST).

About Infinity Pharmaceuticals, Inc.

Infinity is an innovative cancer drug discovery and development company that is seeking to leverage its strength in small molecule drug technologies to bring important new medicines to patients. The company recently announced a definitive agreement to merge with Discovery Partners International, Inc. (NASDAQ: DPII).

Additional Information about the DPI-Infinity Merger and Where to Find it

In connection with the proposed merger between Discovery Partners International, Inc. (DPI) and Infinity, DPI filed a registration statement on Form S-4 on May 24, 2006 with the SEC, that contains a proxy statement/prospectus. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed merger because it contains important information about DPI, Infinity and the proposed merger. Security holders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the Solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed merger of DPI with Infinity. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at DPI at the address described above.

Editor’s Note: This release is available in the Press Release section of the Media Room of the Infinity website at http://www.ipi.com.

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Contacts: Adelene Q. Perkins Chief Business Officer Infinity Pharmaceuticals, Inc. 617-453-1104 Adelene.Perkins@ipi.com	Paul Kidwell (media) Suda Communications 617-296-3854 paul_kidwell@comcast.net